Filed Pursuant to Rule 433
Registration Statement No. 333-208507

RBC Capital Markets

# Guarded Growth: Buffered Enhanced Return Notes

### What are the key features of Buffered Enhanced Return Notes?

- **Partial principal protection against a market correction:** limits exposure to a market correction of usually 10-25% (Buffer), depending on the note and subject to the credit risk of the issuer[1]
- **Upside outperformance** in moderately bullish or bullish return environments through enhanced participation
- **Senior unsecured debt** issued by Royal Bank of Canada (RBC)
- **Flexibility** to be linked to the performance of a broad-based benchmark equity index (the "underlying index"), such as the S&P 500® Index, and/or other underlying indexes, sectors and single stocks
- **Complement or an alternative** to traditional equity investments such as ETFs and mutual funds for their potential for outperformance in moderately bullish or bullish return environments
- **Ability to include other features**, such as a "Booster", absolute return, or greater enhanced participation (subject to a cap)

### Why would an investor purchase Buffered Enhanced Return Notes?

An investor would allocate a portion of their diversified portfolio to Buffered Notes if they:

- **Are concerned about a market decline** and want to partially limit their downside exposure
- **Want enhanced participation in market gains** with the potential to outperform, depending on the terms of the note
- **Are comfortable with partial principal at risk** should the level of the underlying index be lower than the Buffer at the maturity of the note
- **Are interested in an investment that may generate** long-term capital gain or loss for U.S. federal income tax purposes if they hold the note for more than one year
- **Are comfortable with assuming the credit risk** of the issuer, Royal Bank of Canada
- **Are comfortable with holding** the notes until their stated maturity

### Selected Risk Factors

- **Potential Loss of Principal:** Investors will lose some or a substantial portion of their initial investment if the underlying index declines by more than the Buffer at the maturity of the note
- **No Dividends:** Investors do not receive dividends paid by the underlying index or its constituent stocks
- **Limited Secondary Markets:** Notes may have a limited or no secondary market. Prior to maturity, the price at which the notes can be sold, if at all, may be at a substantial discount from the principal amount
- **Credit Risk:** Notes are senior, unsecured debt of the issuer and, as such, any market-linked return and payments at maturity are subject to issuer's credit risk
- **Complex Investments:** Notes have some complex features and may not be suitable for all investors

### BUFFERED ENHANCED RETURN NOTES – PAYOFF PROFILE AT MATURITY

The following illustrates the hypothetical payouts of a Buffered Enhanced Return Note linked to an underlying index and assumes a 20% Buffer and 150% participation.

**Hypothetical Example**

| | |
|---|---|
| Issuer | Royal Bank of Canada |
| Term | 5 Years |
| Underlying | Benchmark Equity Index |
| Buffer | 20% |
| Upside Participation | 150% |



2
1
3
Redemption at Maturity
150% Participation
Underlying Performance
20% Buffer
Underlying Performance
Redemption at Maturity

### BUFFERED ENHANCED RETURN NOTE: RETURN SCENARIOS AT MATURITY

| Scenarios | Index Return | | Note Return* | Note Payoff |
|---|---|---|---|---|
| 1 Index return is less than the initial level but greater than or equal to the Buffer | -5%<br>-20% | →<br>→ | 0%<br>0% | Buffered Protection |
| 2 Index return is less than the Buffer | -25%<br>-50% | →<br>→ | -5%<br>-30% | 1:1 loss from Buffer |
| 3 Index return is greater than the initial level | +20%<br>+50% | →<br>→ | +30%<br>+75% | Upside outperformance |

*Note redemption at maturity equals invested principal increased or reduced by the Note Return

These examples are provided for illustrative purposes only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various return scenarios could have on an investor's return at maturity, assuming all other variables remain constant. The actual performance of the note may bear little relation to the examples shown.

RBC CAPITAL MARKETS

**GUARDED GROWTH:** BUFFERED ENHANCED RETURN NOTES

## About Royal Bank of Canada (RBC)

- 5th largest bank in N. America, by market capitalization[2]
- Well-diversified, global financial institution with over 80,000 employees in 40+ countries servicing over 16 million clients
- Approximately US$960billion in total assets[3]
- One of the highest rated banks globally (S&P AA- / Moody's A1)[4]
- Leading corporate citizen with over $100M in donations, sponsorships and community investments in 2016, including the RBC Kids Pledge

**Selected Risk Factors**

An investment in the Notes involves significant risks that will be explained in the applicable offering documents. Before investing in a Note investors should carefully read the offering documents to understand the potential risks. Some general risk considerations for Notes include, but are not limited to the following:

- The Notes are unsecured debt obligations of RBC. Investors are dependent on the ability of RBC to pay all amounts due on the Notes, and therefore they are subject to RBC's credit risk and to changes in the market's view of the creditworthiness of RBC.
- Investors could lose some or a substantial portion of their principal if there is a decline in the level of the underlying index.
- Notes are typically sold at par and include fees and costs such as commissions, hedging costs and projected profits of RBC or its affiliates. Therefore, the estimated initial value (EIV) of a Note on the issue date will be less than the issue price that an investor pays for the Note. Any EIV of a Note does not represent RBC's estimate of the future value of the Note, or any price for which an investor may be able to sell it.
- The Notes will not be listed on any securities exchange. RBC and its affiliates are not obligated to maintain a secondary market and may cease market-making activities at any time. Any secondary market may not provide significant liquidity or trade at prices advantageous to the investor.
- The return on the Notes may be lower than the return investors could earn on other investments during the same term. The return on the Notes may be less than the return investors could earn if it bought a conventional debt security of RBC.
- Investing in the Notes is not the same as owning the components of the underlying index or a security directly linked to the underlying index or its components.
- The activities of RBC or its affiliates may conflict with investor's interests and may adversely affect the value of the Notes. Also an affiliate of RBC will serve as the calculation agent for the Notes who will exercise its judgment when performing its functions. Since the decisions the calculation agent makes will affect the payments on the notes, the calculation agent may have a conflict of interest with respect to such decisions.
- Many economic and market factors will influence the value of the Notes.
- Significant aspects of the tax treatment of Notes may be complex and uncertain. Investors should consult with their tax advisor before investing in any Notes to determine the effects of their individual circumstances.
- The Notes have complex features and may not be suitable for all investors.

rbccm.com

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(1) As of November 17, 2017 actual terms may vary depending on market conditions (2) US$109 billion, as of July 31, 2017, per International Financial Reporting Standards (IFRS) (3) As of July 31, 2017 (4) A credit rating reflects the creditworthiness of RBC is not a recommendation to buy, sell or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating organization. The ratings do not provide an indication of the expected performance of the notes. The notes themselves will not be independently rated. Each rating should be evaluated independently of any other rating.

The information contained herein has been compiled from sources believed to be reliable by RBC Capital Markets or any of its businesses. Neither RBC Capital Markets nor any of its businesses or representatives has undertaken any independent review or due diligence of such sources. RBC Capital Markets is a registered trademark of Royal Bank of Canada. RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (member FINRA, NYSE, and SIPC); RBC Dominion Securities, Inc. (member IIROC and CIPF), RBC Europe Limited (authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority), Royal Bank of Canada – Sydney Branch (ABN 86 076 940 880) and RBC Capital Markets (Hong Kong) Limited (regulated by SFC). ® Registered trademark of Royal Bank of Canada. Used under license. © Copyright 2016. All rights reserved.

This document is for informational purposes only and is not intended to set forth a final expression of the terms and conditions of any offering. Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for any offering to which this document relates. Before you invest, you should read those documents and the other documents relating to the offering that we have filed with the SEC for more complete information about us and the offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in the offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

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